Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 101 Constitution Avenue, NW / Suite 900 / Washington, DC 20001 Tel: 202.712.2800 Fax: 202.712.2857 www.nelsonmullins.com	Jonathan H. Talcott Tel: 202.712.2806 Jon.talcott@nelsonmullins.com

April 14, 2017

Via EDGAR

James E. O’Connor, Senior Counsel – Disclosure Review Office

Sheila Stout, Branch Chief

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monroe Capital Corporation —

Registration Statement on Form N-2, File No. 333-216665

Dear Mr. O’Connor and Ms. Stout:

On behalf of Monroe Capital Corporation (the “Company”), this letter is being filed with your office in response to the Staff’s verbal comments conveyed by Mr. O’Connor and Ms. Stout in separate conversations with Janis Kerns, company counsel, on April 6, 2017, with respect to the Company’s Registration Statement on Form N-2 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on March 13, 2017.

We have paraphrased the Staff’s comments followed by the Company’s response below to aid in your review. We will provide courtesy copies of Post-Effective Amendment No. 1 to the Registration Statement, as filed and marked to show changes from the Registration Statement.

Accounting Comments

1.	On page 46, Selected Consolidated Financial Data, you disclose the “Weighted average annualized effective yield at year end,” which could be misleading without a discussion of total return. At a minimum, state that the yield does not represent a return to shareholders, and that it is higher than what investors would receive (because it does not include expenses, fees, sales load, etc.).

Response:

We have revised the disclosure on pages 46 and 47 of Amendment No. 1 to the Registration Statement as requested.

With offices in California, Colorado, District of Columbia, Florida, Georgia, Massachusetts, New York, North Carolina, South Carolina, Tennessee, and West Virginia

James E. O’Connor, Senior Counsel

Sheila Stout, Branch Chief

April 14, 2017

2.	On page 3, you disclose that investments in healthcare represent 13.7% of the Company’s portfolio. We note that investments in hotels, gaming and leisure represent 9.2% of the Company’s portfolio, so consider adding disclosure about such exposure.

Response:

We do not target any specific industry. From time to time, our investments may expose us to specific industries and we will disclose any industry exposure over 10%.

3.	Note that you will need to update your auditor consent if older than 30 days.

Response:

We have updated the auditor’s consent as requested.

4.	On page 85, Portfolio Companies, please enhance your disclosure of Rockdale Blackhawk. See Form N-2 Item 8.6.a, Instruction 2.

Response:

We have revised the disclosure on page 87 of Amendment No. 1 to the Registration Statement as requested.

5.	On page F-4, regarding the incentive fee waiver, please confirm in correspondence if any fees are subject to recoupment. If so, please disclose the terms of recoupment. Response:

The incentive fee waiver is not subject to any recoupment.

6.	On page F-4, we note that your “Dividend income: Non-controlled affiliate company investments” increased significantly. Please explain the significant increase. Consider whether additional disclosure is required under Item 303 of Regulation S-K.

Response:

We have added disclosure on page 54 of Amendment No. 1 to the Registration Statement as requested.

James E. O’Connor, Senior Counsel

Sheila Stout, Branch Chief

April 14, 2017

7.	On page F-5, please break up the single “Stockholder distributions paid” line item to reflect separately the character of distributions (income, realized gains or returns of capital). See Regulation S-X Item 6-09(3).

Response:

In future filings, we will revise our Consolidated Statements of Changes in Net Assets to reflect separately the character of distributions as requested.

8.	On page F-16, under “Consolidation” in Note 2, please state which wholly-owned subsidiaries are subject to consolidation, or, if only one subsidiary, state so here. Response:

In future filings, we will revise the disclosure to list the wholly-owned subsidiaries of the Company that are subject to consolidation. As of December 31, 2016, our consolidated wholly-owned subsidiaries consisted of Monroe Capital Corporation SBIC, LP; MCC SBIC GP, LLC; and MC Forest Park Lender, LLC.

9.	On page F-29, in future filings of Forms 10-K or 10-Q, revise to delete the word “significant” before “increases (decreases) in ….” Response:

In future filings, we will revise the disclosure as requested.

10.	On page F-40, Financial Highlights, currently, multiple expense ratios are stated. Consider including only the ratios required by Form N-2 Item 4.1. Consider moving the other ratios to a footnote.

Response:

In future filings, we will move the other ratios to a footnote as requested.

James E. O’Connor, Senior Counsel

Sheila Stout, Branch Chief

April 14, 2017

11.	Consider again disclosure under Regulation S-K Item 303. Is Rockdale Blackhawk responsible for a portion of the large increase in “Dividend income: Non-controlled affiliate company investments”? Disclose any changes, trends or uncertainty that could impact income in the future related to Rockdale Blackhawk.

Response:

We have added disclosure on page 54 of Amendment No. 1 to the Registration Statement as requested.

12.	We note that the Company elected to pay an excise tax in 2016. Is the Company planning on paying an excise tax in the coming years? Disclose any trends based on or affecting the Company’s capital resources. See Item 303(a)(2) of Regulation S-K.

Response:

The Company does not have a fixed policy related to paying an excise tax in future years. The Company does not determine whether it will make special distributions or pay the excise tax until considering the facts and circumstances at the time of such determination, including the interests of the Company and its shareholders, capital, investment opportunities, and other factors. The Company does not currently believe that there are any identifiable trends that would affect future determinations relating to special distributions.

Legal Comments

13.	On page 3, in discussion of industry concentration, please disclose that the Company’s investments in the hotels, gaming and leisure industry have increased in the past year to almost 10% of the Company’s portfolio.

Response:

As described in our response to Comment 2, we do not target any specific industry. From time to time, our investments may expose us to specific industries and we will disclose any industry exposure over 10%.

14.	On page 3, under “Attractive Current Yield,” please disclose the Company’s “total return based on net asset value” and “total return based on market value.” Please disclose briefly how these two numbers are calculated and also disclose that, while they do reflect fund expenses, they do not reflect any sales load that may be paid by investors. See Instructions 13 and 14 to Item 4.1 of Form N-2.

Response:

The section “Attractive Current Yield” is intended to refer to the yield of our individual portfolio investments, and not to the yield or return on the Company as a whole, and therefore we think it would be misleading to investors to discuss total returns here. We have revised the header on pages 3 and 71 of Amendment No. 1 to the Registration Statement to clarify that the “Attractive Current Yield” refers to our individual portfolio investments. We have also added a discussion of total returns to the Selected Consolidated Financial Data on pages 46 and 47 of Amendment No. 1 to the Registration Statement.

James E. O’Connor, Senior Counsel

Sheila Stout, Branch Chief

April 14, 2017

15.	On page 8, please update the description of Emerging Growth Company status, as the threshold for annual revenues has been adjusted for inflation. Response:

We have revised the disclosure on pages 8 and 25 of Amendment No. 1 to the Registration Statement as requested.

16.	On page 16, clarify the risk factor on failure to qualify as a RIC to indicate that while the income test of Section 851(b)(2) of the Internal Revenue Code and the asset test of Section 851(b)(3) are RIC qualification requirements, the distribution requirements of Section 852 are not. The Company will not fail to maintain its qualification as a RIC if it does not distribute at least 90% of its annual gross “investment company taxable income.”

Response:

We have revised the disclosure on pages 16, 17 and 118 of Amendment No. 1 to the Registration Statement as requested.

17.	On page 37, it is the published position of the staff that the Maryland Control Share Acquisition Act is inconsistent with the wording of, and purposes underlying, Section 18(i), specifically, and of the 1940 Act generally. See Boulder Total Return Fund, Inc. (November 15, 2010). Please revise the disclosure to state explicitly that the Company will not amend its bylaws to repeal the current exemption from the Maryland Control Share Acquisition Act without a formal determination by the Board that doing so would be in the best interests of the stockholders and without the Company’s first notifying the staff.

Response:

We have revised the disclosure on page 37 of Amendment No. 1 to the Registration Statement as requested.

James E. O’Connor, Senior Counsel

Sheila Stout, Branch Chief

April 14, 2017

18.	On page 44, footnote 2, add to the end “and subtracting 1.” Response:

We have revised the disclosure on page 44 of Amendment No. 1 to the Registration Statement as requested.

19.	On page 46, please disclose in a footnote how the “weighted average annualized effective yield” is calculated and also disclose in the footnote that it is higher than what investors in the Company will realize because it reflects neither the Company’s expenses nor the sales load paid by investors. Please also disclose, under separate headings in the table, the Company’s “total return based on net asset value” and “total return based on market value.” Please describe in footnotes how these two numbers are calculated and also disclose that, while they reflect fund expenses, they do not reflect any sales load that may be paid by investors. See Instructions 13 and 14 to Item 4.1 of Form N-2.

Response:

We have revised the disclosure on pages 46 and 47 of Amendment No. 1 to the Registration Statement as requested.

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Please direct any questions or further communications relating to the above to the undersigned at (202) 712-2806 or Janis Kerns at (202) 712-2813. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

cc:	Monroe Capital Corporation

Theodore Koenig

Aaron Peck